Exhibit 99.1

News Release

Stantec selected as Lead Technical Advisor for Hurontario Light Rail Transit project

New 18-kilometre line will connect fast-growing communities in the Greater Toronto Area

EDMONTON, AB; NEW YORK, NY; TORONTO, ON (April 9, 2020) TSX, NYSE:STN

Metrolinx and Infrastructure Ontario (IO) have selected global design firm Stantec to provide technical advisory services for the Hurontario Light Rail Transit (LRT) project, which will connect the growing cities of Mississauga and Brampton, just outside of Toronto. The Hurontario LRT will run 18 kilometres of service from the Port Credit GO regional rail station near Lake Ontario to the Brampton Gateway Terminal, and include 19 stops along the way. The project also encompasses an operations, maintenance, and storage facility located at Highway 407. As lead technical advisor, Stantec will provide design, construction, and commissioning oversight services to ensure the successful delivery of the project from groundbreaking to ribbon cutting. Design review services on this project have already commenced and are proceeding at this time under Ontario’s definition of allowable construction projects.

The Hurontario LRT project is one of the largest transit projects undertaken by Metrolinx in the Greater Toronto Area (GTA), and one of a series of major transportation investments being led by Metrolinx and IO to improve transit within the province. The new LRT service will run electric trains along Hurontario Street in a dedicated guideway and will also provide an anchor for high density development along the corridor for both cities.

“We’re seeing increasing investment in transit projects in Ontario and in other North American markets,” said Gregg Cooke, Vice President and Regional Business Leader, Transportation at Stantec. “Governments are looking to provide smart and efficient mobility systems to better move growing urban populations, while reducing congestion and travel times. The Hurontario LRT will provide a sustainable transportation solution and economic opportunity to the citizens of Mississauga and Brampton for decades to come.”

Stantec is engaging various specialists within transportation engineering, civil engineering, environmental, rail systems, building engineering, urban planning and architecture from multiple offices in Ontario, supported by additional expertise from across North America. Stantec will also be supported locally by HDR.

Metrolinx and IO are delivering the Hurontario LRT through a public-private partnership (P3) contract, which has a strong track record in Ontario. After completion, the LRT line will be operated and maintained by the Mobilinx Consortium but will remain publicly owned by Metrolinx. Project construction is expected to be completed in 2024.

The Hurontario LRT is one of many large-scale transit projects currently being delivered by Stantec. The firm is the lead engineer on the $1.9 billion Long Island Rail Road expansion for the Metropolitan Transportation Authority in New York, which will modernize the busiest commuter line in the United States. In Chicago, Stantec is leading the design on the Chicago Transit Authority’s $2.1 billion Red and Purple Modernization Program. Stantec was also selected to provide infrastructure engineering, procurement, and construction services on Montreal’s Réseau express métropolitain (light rail network), one of Quebec’s most important public transit projects.

With more than 22,000 employees, Stantec is ranked as a top ten global design firm by Engineering News Record and a top ten architecture firm by Architectural Record.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19 on Stantec’s website.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact

Danny Craig

Stantec Media Relations

Ph: (949) 923-6085

danny.craig@stantec.com

Investor Relations Contact

Cora Klein

Stantec Media Relations

Ph: (780) 969-2018

cora.klein@stantec.com